**AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D**

The undersigned being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D (including amendments thereto) jointly on behalf of each such party.

Dated:  August 13, 2025

**Bain Capital Life Sciences Fund, L.P.**

By:    Bain Capital Life Sciences Partners, LP,
        its general partner

By:    Bain Capital Life Sciences Investors, LLC,
        its general partner

By:    /s/ Andrew Hack
        Name:  Andrew Hack
        Title:    Partner

**Bain Capital Life Sciences Fund II, L.P.**

By:    Bain Capital Life Sciences Investors II, LLC,
        its general partner

By:    Bain Capital Life Sciences Investors, LLC,
        its manager

By:    /s/ Andrew Hack
        Name:  Andrew Hack
        Title:    Partner

**BCIP Life Sciences Associates, LP**

By:    Boylston Coinvestors, LLC,
        its general partner

By:    /s/ Andrew Hack
        Name:  Andrew Hack
        Title:    Authorized Signatory

**BCLS II Investco, LP**

By:    BCLS II Investco (GP), LLC,
        its general partner

By:    Bain Capital Life Sciences Fund II, L.P.,
        its manager

By:    Bain Capital Life Sciences Investors II, LLC,
        its general partner

By:    Bain Capital Life Sciences Investors, LLC,
        its manager

By:    /s/ Andrew Hack
        Name:  Andrew Hack
        Title:    Partner

**BCLS I Investco, LP**

By:    BCLS I Investco GP, LLC,
        its general partner

By:    Bain Capital Life Sciences Fund, L.P.,
        its manager

By:    Bain Capital Life Sciences Partners, LP,
        its general partner

By:    Bain Capital Life Sciences Investors, LLC,
        its general partner

By:    /s/ Andrew Hack
        Name:  Andrew Hack
        Title:    Partner